Exhibit A

Ceragon Anticipates Reaching the High-End of 2023 Revenue Guidance,
Expects Double-Digit Growth and Targets Margin Expansion in 2024

Management Expects Full-Year 2024 Revenue of $385-405 Million and Targets Operating
Margins of At Least 10% at Revenue Midpoint

Moves Long-Range Target for $500 Million in Annual Revenue Forward by 12 Months to 2026

Rosh Ha’ain, Israel, January 17, 2024 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today confirmed its expectations for the 2023, and provided its guidance for 2024.

Based on preliminary and unaudited results, management expects to deliver revenue for the full year 2023 at the high end of its previously disclosed range of $338 million to $346 million. Management also expects positive free cash flow, excluding the impact of the acquisition of Siklu.

For 2024, management expects:

•
Revenue of $385 million to $405 million, representing growth at the midpoint of approximately 14% compared to expected 2023 levels. This guidance includes the contribution from Siklu, which was acquired in December 2023.

•	Non-GAAP operating margins are targeted to be at least 10% at the mid-point of the revenue guidance.

•	As a result, management expects increased non-GAAP profit and positive free cash flow for the full year of 2024 as compared with 2023.

“We expect continued double-digit growth, reflecting expansion of our addressable market and further penetration into the private network ecosystem, in 2024,” commented Doron Arazi, Ceragon CEO. “The integration of Siklu is well underway, and we expect the strategic benefits of this acquisition to bolster our competitive position with the higher growing portions of our addressable market, especially private network operators in general and in North America in particular. We now expect to reach our long-term target of $500 million in annual revenue in 2026, a year earlier than we previously expected, with solid margin expansion and continued profitability.”

Doron Arazi, Chief Executive Officer will discuss this outlook later today at a presentation at the Needham Growth Conference. The live presentation will take place at 10:15 a.m. ET and will be webcast on Ceragon’s website at https://www.ceragon.com/investors/webcasts. An archived webcast will remain posted on the Company’s investor relations website for at least 30 days.

Ceragon is expected to report its audited fourth quarter and full-year 2023 financial results in mid-February.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding the benefits of the transaction as well as statements regarding the companies’ products, prospects and results following the transaction. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” and similar expressions, or the negative of such terms, or other comparable terminology (although not all forward-looking statements contain these identifying words that are intended to identify forward-looking statements).

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of both Ceragon and Siklu to be materially different from any future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; The effects of the evolving nature of the war situation in Israel, including in Gaza with the Hamas and in Lebanon with the Hezbollah; potential adverse reactions or changes to business relationships resulting from the completion of the transaction with Siklu, and ongoing or potential litigations or disputes, incidental to the conduct of Siklu’s business and other risks related to the integration of Siklu’s business into Ceragon business; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F , as published on May 1, 2023, and in Ceragon’s other filings with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink or Bob Meyers

FNK IR

Tel. 1+646-809-4048

crnt@fnkir.com